Exhibit 99.2

UNITED ONLINE, INC.

2010 EMPLOYEE STOCK PURCHASE PLAN

ENROLLMENT AGREEMENT

I hereby confirm and agree that in effecting my online enrollment in the United Online, Inc. Employee Stock Purchase Plan (the “ESPP”), I have accepted all of the following terms and conditions of this Agreement.

1.             I hereby confirm my online election to participate in the ESPP, and I hereby subscribe to purchase shares of the common stock of United Online, Inc. (the “Corporation”) in accordance with the provisions of this Agreement and the ESPP.  I understand that I may participate through payroll deductions from each of my paychecks following my entry into the ESPP in any 1% multiple of my cash earnings (not to exceed a maximum of 15%).  I have designated my rate of payroll deduction in my online enrollment, and I hereby authorize the Corporation to make ESPP payroll deductions on my behalf at the designated rate and understand that those deductions will be governed by the provisions of this Enrollment Agreement.

2.             Each offering period under the ESPP will be approximately 24 months in duration and will be divided into a series of successive purchase intervals.  Those purchase intervals will each be of six months duration and will run from the first business day in May to the last business day in October each year and from the first business day of November each year to the last business day of April of the following year.  My participation will automatically remain in effect from one offering period to the next in accordance with my payroll deduction authorization, including my designated rate of payroll deduction, unless I withdraw from the ESPP, change the rate of my payroll deduction or my employment status changes.

3.             I may reduce my rate of my payroll deduction to become effective as soon as administratively practicable following my online designation of such reduction.  I may also increase my rate of payroll deduction (up to the maximum permitted rate of contribution) to become effective as soon as administratively practicable following my online designation of such increase.  Payroll deductions at the new rate will begin with the first full pay period following the administrative processing of my online designation of such new rate.  However, I may at any time reduce my rate of payroll deduction under the ESPP to 0%.  Such reduction will become effective as soon as administratively practicable following the online designation of such reduction. My existing ESPP deductions in the purchase interval in which such reduction to 0% occurs will be applied to the purchase of shares of the Corporation’s common stock on the next scheduled purchase date.

4.             My ESPP payroll deductions for each purchase interval will be applied to the purchase of shares of the Corporation’s common stock on the last business day of that purchase interval.  The purchase price per share will be equal to 85% of the lower of (A) the fair market value per share of the Corporation’s common stock on my entry date into the offering period in which such purchase occurs or (B) the fair market value per share on the purchase date.

5.             I will be subject to ESPP restrictions (i) limiting the maximum number of shares which I may purchase per purchase interval to 3,750 shares and to 15,000 shares in total for each offering period, subject in each instance to proportional adjustment in the event of a stock split, stock dividend, recapitalization or similar change to the outstanding shares of the Corporation’s common stock, and (ii) prohibiting me from purchasing more than $25,000 worth of such common stock for each calendar year my purchase right remains outstanding.

6.             I may withdraw from the ESPP at any time prior to the last business day of any purchase interval. In such event, the Corporation will refund all my payroll deductions for that interval as soon as administratively practicable. However, I may not subsequently rejoin the particular offering period from I have withdrawn, but I may rejoin the ESPP as of the start date of any new offering period in which I am otherwise eligible to participate.

7.             Should the fair market value of the Corporation’s common stock on the start date of any subsequent offering period be less than the fair market value on the start date of the offering period in which I am at the time participating, then my participation in the current offering period will terminate on the purchase date immediately preceding the start date of that subsequent offering period, and my participation in the ESPP will automatically be transferred to that subsequent offering period, provided the fair market value per share on the start date of that new offering period is lower than the fair market value per share on the start date of the offering period in which I am then enrolled.

8.             Upon the termination of my employment for any reason (including death or disability) or my loss of eligible employee status, my participation in the ESPP will immediately cease, and all my payroll deductions for the purchase interval in which my employment terminates or my loss of eligibility occurs will immediately be refunded.

9.             If I take an unpaid leave of absence, my payroll deductions will immediately cease, and any payroll deductions for the purchase interval in which my leave begins will, at my election, either be refunded or applied to the purchase of shares of the Corporation’s common stock on the next purchase date.  Upon my return to active service within 3 months or prior to the expiration of any longer period for which I have re-employment rights by law or contract, my payroll ESPP deductions will automatically resume at the rate in effect when my leave began. Should I return to active employment following a leave of absence which exceeds such period, I will be treated as a new employee for purposes of subsequent participation in the ESPP and must accordingly re-enroll in the ESPP on or before the start of any new offering period.

10.           The shares purchased on my behalf each purchase interval will be deposited directly in the Corporation-designated brokerage account maintained for me, and I hereby authorize and direct such immediate and direct deposit. I will notify the Corporation of any sale or other disposition I make of the shares purchased under the ESPP.

11.           The Corporation has the right, exercisable in its sole discretion, to terminate all outstanding purchase rights under the ESPP at any time, subject to certain limitations. Upon any such termination, I will cease to have any further rights to purchase shares of Common Stock under this Agreement.  The Corporation also has the right to amend the ESPP and the terms of any offering period under such plan to be effective as of the start date of the first offering period commencing with or immediately following the date of such amendment.

12.           I acknowledge my receipt of a copy of the official Plan Prospectus summarizing the major features and limitations of the ESPP.  I have read this Enrollment Agreement and the Prospectus and hereby agree to be bound by the terms of this Enrollment Agreement, the ESPP and the Prospectus.  However, the effectiveness of this Enrollment Agreement is dependent upon my eligibility to participate in the ESPP.